NEWS RELEASE
Kelso Technologies Inc.
March 25, 2025
Canada: TSX: KLS

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2024

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. ("Kelso" or the "Company"),(TSX: KLS) reports that the Company has released the audited consolidated financial statements and Management Discussion and Analysis for the year ended December 31, 2024.

The audited year-end financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated. The Company's audited consolidated financial statements and MD&A for the year ended December 31, 2024 were approved by the Board of Directors on March 25, 2025.

HIGHLIGHTS:

• Kelso sustains a gross profit margin of 44%, exceeding industry averages, attributable to maintaining production efficiency and effectiveness through per order-based pricing models.

• For FY2024, revenue decreased by approximately 2% to $10.68 million compared to $10.82 million in FY2023. Despite a decline in year-over-year revenue, Kelso successfully increased its gross profit to $4.69 million from $4.58 million in FY2023, primarily due to management's implementation of effective expense reduction strategies.

• In FY2024, the Company optimized its balance sheet by reassessing inventory levels and the carrying value of KXI HD system (KXI). Consequently, the company incurred a significant loss of $4.6 million in FY2024 due to one-time expenses and write-offs.

• The persistent weakness in tank car demand in FY2024 presented significant challenges for the Company. Management remains committed to achieving sustainable revenue growth despite these market conditions.

• For FY2025, the company expects sales growth to be flat or slightly positive, ranging from 0% to 5%, compared to fiscal year 2024. The primary focus for FY2025 will be in maintaining cost discipline as the company prepares for the projected increase in new tank car builds starting in 2026/2027. This strategy aims to position the company to take advantage of the anticipated demand and optimize profitability.

• Frank Busch was appointed Chief Executive Officer.

• Management is continuing to focus its attention on increasing shareholder value by reducing expenses associated with KXI. We recognize the potential value of the underlying technology and are actively exploring strategic options to maximize its future.  Specifically, we are pursuing potential joint venture partnerships and assessing the value of the project's core technology.

SUMMARY OF FINANCIAL PERFORMANCE

Year Ended December 31	2024	2023	2022
Revenues	$10,680,468	$10,819,916	$10,931,188
Gross Profit	$4,693,632	$4,582,447	$4,908,996
Gross profit margin	44%	42%	45%
Expenses including non-cash items	$9,315,929	$6,684,333	$6,264,413
Net income (loss)	($4,622,297)	($2,101,886)	($1,355,417)
Basic earnings (loss) per share - continuing ops	($0.03)	($0.00)	$0.00
Basic earnings (loss) per share - discontinued ops	($0.06)	($0.04)	($0.03)
Non-cash expenses	$3,136,518	$1,085,924	$1,105,811
Adjusted EBITDA (loss) *	($1,249,326)	($845,487)	($83,575)

Liquidity and Capital Resources
Working capital	$2,125,386	$5,026,580	$7,000,568
Cash	$153,147	$1,433,838	$2,712,446
Accounts receivable	$1,091,303	$1,065,411	$1,381,979
Net Equity	$4,229,030	$8,720,248	$10,781,672
Total assets	$6,570,345	$9,703,271	$12,147,143
Common shares outstanding	54,551,139	54,337,995	54,320,086

* Reconciliation of Net Income (Loss) to Adjusted EBITDA
Year Ended December 31	2024	2023	2022
Net Income (Loss)	($4,622,297)	($2,101,886)	($1,355,417)
Unrealized foreign exchange loss (gain)	($1,852)	$1,154	($31,648)
Amortization	$1,209,648	$785,505	$1,044,222
Income Taxes	$236,453	$170,475	$166,031
Gain on revaluation of derivative warrant liability	$0	($3,665)	($263,446)
Gain on repurchase of RSUs	($6,030)	($40,785)	($45,806)
Write down of inventory	$588,505	$214,225	$260,040
Impairment of assets on discontinued operations	$1,171,494
Gain(loss) on sale of property, plant, and equipment	$9,243	$0	($20,602)
Share based expense	$165,510	$129,490	$163,051
Adjusted EBITDA (loss)	($1,249,326)	($845,487)	($83,575)

Adjusted EBITDA (loss) represents net earnings or loss for the year ended December 31, 2024 before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) and write-off of assets. Adjusted EBITDA (loss) removes the effects of items that do not reflect the Company's underlying operating performance and are not necessarily indicative of future operating results. Adjusted EBITDA (loss) is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that Adjusted EBITDA (loss) is an alternative measure in evaluating the Company's operational performance and its ability to generate cash to finance business operations. Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

2024-YE Kelso Financials	2

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2024 the Company had cash on deposit in the amount of $153,147, accounts receivable of $1,091,303, prepaid expenses of $30,876 and inventory of $3,042,749, compared to cash on deposit in the amount of $1,433,838, accounts receivable of $1,065,411 prepaid expenses of $134,349 and inventory of $3,376,005 at December 31, 2023. The Company had income tax payable of $68,024 at December 31, 2024 compared to $10,024 at December 31, 2023. The working capital position of the Company as at December 31, 2024 was $2,125,386 compared to $5,026,580 as at December 31, 2023. The Company anticipates that its capital resources and operations will enable it to continue conducting business as planned for the foreseeable future. Total assets of the Company were $6,570,345 as at December 31, 2024 compared to $9,703,271 as at December 31, 2023. Net assets of the Company were $4,229,030 as at December 31, 2024 compared to $8,720,248 as at December 31, 2023. The Company had no interest-bearing long-term liabilities or debt as at December 31, 2024 or December 31, 2023. During the year ended December 31, 2024, the Company also obtained a line of credit of $500,000. Amounts drawn on the line of credit bear interest at the Wall Street Journal primate rate (WSJ Prime Rate) plus 1.00%. At December 31, 2024, the WSJ Prime Rate was 7.50%. The line of credit is secured by a general security agreement over the Company's assets. As at December 31, 2024, no amounts had been drawn on the line of credit. Subsequently in Q1-2025, the Company has drawn down $250,000 and has $250,000 available on the line of credit as of March 25, 2025. Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of the MD&A.

OUTLOOK

The company is emerging from a challenging financial landscape, influenced by market dynamics and strategic initiatives in 2024. The new management team has focused on improving operational efficiency and reducing overhead costs, anticipating a positive impact on profitability for 2025.

Kelso Technologies Inc. anticipates sales growth to be flat to slightly positive, in the range of 0% to 5%, compared to fiscal year 2024. A key focus for FY2025 will be maintaining cost discipline as the company prepares for the anticipated upswing in new tank car builds expected to begin starting 2026. This strategic approach will position the company to capitalize on the increased demand and maximize profitability.

Kelso is actively pursuing full Association of American Railroads (AAR) approval for its Bottom Outlet Valve (BOV) and Angle Valve (AV), both of which are well into their required service trial periods. This approval is expected to open new revenue streams, especially given the higher value of complete package offerings for both the general purpose and pressure cars.

The outlook for tank car deliveries has improved slightly from recent history.  After averaging just over 8,700 cars per year from 2021 to 2023, actual tank car deliveries for 2024 reached just over 10,000 cars and FTR projects a slight improvement to 10,325 in 2025.  This level of production represents a 15.8% increase over the 2021-2023 average and an opportunity for improved results. Industry projections for 2026 and beyond show a positive trend, with anticipated growth to 13,000 units in 2027. Kelso's strategic focus on obtaining AAR approvals aligns with this projected market upturn, positioning the company to capitalize on future demand increases.

2024-YE Kelso Financials	3

DISCONTINUED OPERATIONS

During the year ended December 31, 2024, the Company considered its KXI project (KIQ X Industries Inc.) to have met the definition of discontinued operations and as such, assets, liabilities, and results of operations that can be distinguished operationally and for financial reporting purposes from the rest of the Company have been terminated and reported separately in the consolidated financial statements. A recent review of the KXI project, conducted in accordance with accounting standards, has provided valuable insights into its current status and potential future pathways.  This review has highlighted some key challenges in securing funding for continued development, leading to a prudent adjustment in the project's carrying value. While the project faces uncertainties, we recognize the potential value of the underlying technology and are actively exploring strategic options to maximize its future.  Specifically, we are pursuing potential joint venture partnerships and assessing the value of the project's core technology.  As a result of this review, the capitalized research and development (R&D)  was lowered to a nominal $1 as well as the prototype costs were also lowered to $1.

For the years ended December 31, 2024, 2023 and 2022, the loss from discontinued operations relate to the following:

	2024	2023	2022
Expenses
Consulting fees	$109,489	$155,692	$3,822
Accounting and legal	$78,529	$98,247	$303,122
Office and administration	$493,199	$402,317	$386,755
Research	$986,307	$594,870	$593,737
Travel	$9,753	$23,985	$10,820
Marketing	$62,611	$82,274	$122,404
Foreign exchange (gain) loss	($55,360)	$85,468	$10,878
Amortization	$115,227	$75,576	$78,726

Loss Before the Following:	$1,799,755	$1,518,429	$1,510,264
Loss on sale of equipment	$9,243	-	$20,602
Termination settlement	-	$465,360	-
Gain on lease reduction	($11,050)	-	-
Impairment of prototypes and intangibles	$1,171,494	-	-

Net Loss from Discontinued Operations	$2,969,442	$1,983,789	$1,530,866

Cash flows	2024	2023	2022
Operating Activities	($581,933)	($1,306,561)	($922,625)
Investing activities	($746,761)	($846,832)	($875,495)
Financing activities	($106,099)	($130,081)	($100,310)
Cash flows from discontinued operations	($1,434,793)	($2,283,474)	($1,898,430)

SUMMARY

The Company believes it is positioned for new value creation and anticipates further success in established rail markets. With no interest-bearing long-term debt and improved sales prospects from larger, diverse markets, Kelso can concentrate on enhancing its equity value through financial performance driven by a broader range of new proprietary products.

2024-YE Kelso Financials	4

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high- quality rail tank car valves that provide for the safe handling and containment of commodities during rail transport. Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Frank Busch, CEO

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements indicate expectations or intentions. Forward-looking statements in this news release include that our new rail products will sell once AAR approvals are secured;  and that current working capital and anticipated sales activity are expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk  on the rail industry including tariffs, high interest rates, inflation and short supply chain issues may reduce or delay business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a saleable product;  that tank car producers may produce or retrofit fewer cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars;  capital resources may not be adequate enough to fund future operations as intended; that the Company's products may not provide the intended economic or operational advantages to end users; that the Company's new rail products may not receive regulatory certification; that customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Frank Busch Chief Executive Officer Email: busch@kelsotech.com	Sameer Uplenchwar Chief Financial Officer Email: sameer@kelsotech.com	Head office: 305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 www.kelsotech.com

2024-YE Kelso Financials	5